Exhibit 99.1

Paris, March 5, 2018

AXA to acquire XL Group: Creating the #1 global
P&C commercial lines insurance platform

•          A major leap forward in AXA’s strategic journey
•          Creating the leading global P&C Commercial lines player across all lines
•          Strong complementarities expected to fuel future earnings growth and value creation
•          Effective use of proceeds from the planned US IPO and intended subsequent sell-downs[1], at an attractive return
•          Ambition 2020 targets reaffirmed

AXA announced today that it has entered into an agreement to acquire 100% of XL Group Ltd (NYSE: XL), a leading global Property & Casualty commercial lines insurer and reinsurer with strong presence in North America, Europe, Lloyd’s and Asia-Pacific. The merger agreement has been unanimously approved by the boards of AXA and XL Group. Total consideration for the acquisition would amount to USD 15.3 billion (or Euro 12.4 billion2), to be fully paid in cash. Under the terms of the transaction, XL Group shareholders will receive USD 57.60 per share3. This represents a premium of 33% to XL Group closing share price on March 2, 2018.

“This transaction is a unique strategic opportunity for AXA to shift its business profile from predominantly L&S business to predominantly P&C business, and will enable the Group to become the #1 global P&C Commercial lines insurer based on gross written premiums. The transaction offers significant long-term value creation for our stakeholders with increased risk diversification, higher cash remittance potential and reinforced growth prospects. The future AXA will see its profile significantly rebalanced towards insurance risks and away from financial risks.”
“XL Group has the right geographical footprint, world-class teams with recognized expertise and is renowned for innovative client solutions. Our combined P&C Commercial lines operations, will have a strong position in the large and upper mid-market space, including in specialty lines and reinsurance, and will complement and further enhance AXA’s already strong presence in the SME segment. The two companies share a common culture around people, risk management and innovation, positioning AXA uniquely for the evolving future of the P&C industry”, said Thomas Buberl, Chief Executive Officer of AXA.
“Today marks an unrivalled opportunity to accelerate our strategy with a new strength and dimension. With every confidence in how we have positioned XL Group for the future, it is a substantial testament to AXA’s leadership and commitment to maintaining the XL Group brand and culture that we have come to an alignment. We are excited at the opportunity to build the scale, geographical footprint, product portfolio, and the unmatched commitment to innovation that relevance in the global insurance industry requires. In AXA we have found like-minded partners committed to the absolute necessity to innovate and move this industry forward”, said Mike McGavick, Chief Executive Officer of XL Group.
XL Group Overview

1 Subject to market conditions
2 1 Euro = 1.2317 USD as of March 2, 2018 (Source: Bloomberg)
3 Completion of the transaction is subject to approval by XL Group shareholders and other customary closing conditions, including the receipt of required regulatory approvals

Founded in 1986, XL Group is a leader in P&C Commercial and specialty lines with an active global network. XL Group generated USD 15 billion of GWP in FY17. It is a growing franchise with a high-quality underwriting platform and a rich and diversified product offering. XL Group is a highly agile company renowned for innovative client solutions and has a comprehensive business model of originating, packaging and selling risks. XL Group has ca. 7,400 colleagues worldwide and has a strong presence across specialty and mid-market segments via insurance and reinsurance.

Strategic Rationale
This acquisition is aligned with AXA’s Ambition 2020 preferred segments favoring product lines with high frequency customer contacts, quality service and superior technical expertise. XL Group provides both a premier specialty platform complementing and diversifying AXA’s existing commercial lines insurance portfolio, and reinsurance capabilities that will allow AXA an access to enhanced diversification and alternative capital. The combination of AXA’s and XL Group’s existing position will propel the Group to the #1 global position in P&C Commercial lines with combined 2016 revenues of ca. Euro 30 billion and total P&C revenues of ca. Euro 48 billion.

The opportunity to acquire XL Group has led AXA to review its exit strategy from its existing US operations4 which AXA now expects to accelerate. Together with the planned IPO of AXA’s US operations4 (expected in 1H 2018 subject to market conditions) and intended subsequent sell-downs, this transaction would gear AXA further towards technical margins less sensitive to financial markets.

The strong complementarities between AXA and XL Group provides opportunities for significant value creation, offsetting the planned US IPO earnings dilution as soon as 2018. It also allows for material capital diversification benefits under the Solvency II framework and a strong return on investment. In this context, AXA also reaffirmed its Ambition 2020 targets.

Governance
Upon completion of the transaction, the combined operations of XL Group, AXA Corporate Solutions (AXA’s large commercial P&C and specialty business) and AXA Art will be led by Greg Hendrick, currently the President and Chief Operating Officer of XL Group, who will be appointed CEO of the combined entity and join AXA Group’s management committee, reporting to Thomas Buberl. Greg Hendrick will work closely with Doina Palici-Chehab, AXA Corporate Solutions’ Executive Chairwoman, and Rob Brown, AXA Corporate Solutions’ CEO, to build an integrated organization and leadership team for this new company. Following the closing, Mike McGavick, XL Group’s current CEO, will become Vice-Chairman of the combined P&C Commercial lines operations and special adviser to Thomas Buberl, AXA Group CEO, to advise on integration-related and other strategic matters.

Completion
Completion of the transaction is subject to approval by XL Group shareholders and other customary closing conditions, including the receipt of required regulatory approvals, and is expected to take place during the second half of 2018.

4 Expected NYSE listing of AXA Equitable Holdings, Inc., which is expected to consist of the AXA US Life & Savings business and the AXA Group’s interest in AllianceBernstein LP and AllianceBernstein Holding LP (“AB”). AXA America Corporate Solutions Inc. is not expected to be part of the planned IPO

Financial details of the acquisition
Transaction terms:
•	Total transaction value of USD 15.3 billion (or Euro 12.4 billion5), representing a premium of 33% to XL Group closing share price on March 2, 2018.
•	P/E of 11x post synergies
•	10% return on investment

Financing and capital impacts:
•	Financed by ca. Euro 3.5 billion of cash at hand, ca. Euro 6.0 billion from the planned US IPO and related transactions, ca. Euro 3.0 billion of subordinated debt
•	Euro 9 billion of backup bridge financing already in place
•	Estimated debt gearing at ca. 32%, of which +3 points from the US IPO related debt issuance, at year end 2018 with a target to be reduced below 28% within two years
•	Solvency II ratio estimated to be in the range of 190% - 200% year end 2018, acquisition impact to be mitigated by operating return and the planned US IPO
•
Capital synergies of ca. 30% reduction of Lync’s SCR or +5 to +10 points benefit in the AXA Group Solvency II ratio expected by 2020 from capital diversification following the approval and integration of XL Group internal model

Earnings, synergies and cash:
•	Compensating the US IPO earnings impact as soon as 2018
•
Substantial synergies of ca. USD 0.4 billion pre-tax earnings per annum (ca. USD 0.2 billion from cost synergies, ca. USD 0.1 billion from revenues synergies and ca. USD 0.1 billion to be saved through reinsurance net of additional reinsurance bought to align with AXA Group’s risk appetite)

•	Cash accretive with more than 80% remittance ratio from XL Group

Medium and long-term outlook following the transactions
•	Reduces sensitivities to financial markets
•	Lower beta and cost of equity
•	Increases cash remittance potential
•	Reinforces Group’s growth potential

About XL Group
•	A leader in P&C Commercial and Tier 1 specialty lines player
•	USD 15 billion of GWP in 2017, of which ca. USD 5 billion GWP from reinsurance
•	Long-term average loss ratio of 63%[6]
•	Premier specialty platform with top-level capabilities
•	Reinsurance business providing access to diversification and alternative capital
•	Strong access to large and mid-market segment

5 1 Euro = 1.2317 USD as of March 2, 2018 (Source: Bloomberg)
6 Combined average over a period of 2008 to 2017 for both XL Group and Catlin

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An investor presentation pack will be available at 7:00 am Paris time on the AXA website:
https://www.axa.com/en/newsroom/press-releases
A press conference will be held at 9.15 am Paris time in our Paris Headquarters.
An investor and analyst presentation/call will be held at 3:30 pm London time / 4.30 pm Paris time in our UK offices.

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ABOUT THE AXA GROUP

The AXA Group is a worldwide leader in insurance and asset management, with 165,000 employees serving 105 million clients in 64 countries. In 2017, IFRS revenues amounted to Euro 98.5 billion and IFRS underlying earnings to Euro 6.0 billion. AXA had Euro 1,439 billion in assets under management as of December 31, 2017.

The AXA ordinary share is listed on compartment A of Euronext Paris under the ticker symbol CS (ISN FR 0000120628 – Bloomberg: CS FP – Reuters: AXAF.PA). AXA’s American Depository Share is also quoted on the OTC QX platform under the ticker symbol AXAHY.

The AXA Group is included in the main international SRI indexes, such as Dow Jones Sustainability Index (DJSI) and FTSE4GOOD.

It is a founding member of the UN Environment Programme’s Finance Initiative (UNEP FI) Principles for Sustainable Insurance and a signatory of the UN Principles for Responsible Investment.

This press release and the regulated information made public by AXA pursuant to article L. 451-1-2 of the French Monetary and Financial Code and articles 222-1 et seq. of the Autorité des marchés financiers’ General Regulation are available on the AXA Group website (axa.com).

THIS PRESS RELEASE IS AVAILABLE ON THE AXA GROUP WEBSITE axa.com
FOR MORE INFORMATION:

Investor Relations:	+33.1.40.75.48.42
Andrew Wallace-Barnett:	+33.1.40.75.46.85
François Boissin:	+33.1.40.75.39.82
Aayush Poddar:	+33.1.40.75.59.17
Shantanu Priya:	+33.1.40.75.58.44
Mathias Schvallinger:	+33.1.40.75.39.20
Alix Sicaud:	+33.1.40.75.56.66
Individual Shareholder Relations:
+33.1.40.75.48.43

Media Relations:	+33.1.40.75.46.74
Julien Parot:	+33.1.40.75.59.80
Nicolas Feltrin:	+33.1.40.75.56.48
Shruti Dhanda:	+33.1.40.75.72.58

Corporate Responsibility strategy:
axa.com/en/about-us/strategy-commitments

SRI ratings:
axa.com/en/investor/sri-ratings-ethical-indexes
ABOUT XL Group Ltd

XL Group Ltd (NYSE:XL), through its subsidiaries and under the XL Catlin brand, is a global insurance and reinsurance company providing property, casualty and specialty products to industrial, commercial and professional firms, insurance companies and other enterprises throughout the world. Clients look to XL Catlin for answers to their most complex risks and to help move their world forward. To learn more, visit xlgroup.com
FOR MORE INFORMATION:
Investor Relations:
Abbe Goldstein:	+1 203-964-3573

Media Relations:
Elliott Bundy:	+1 203-674-6932
Sinead Finlay:	+44 20-7621-4377

IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS
The Private Securities Litigation Reform Act of 1995 (“PSLRA”) provides a “safe harbor” for forward-looking statements. Any prospectus, prospectus supplement, Annual Report to common shareholders, proxy statement, Form 10-K, Form 10-Q or Form 8-K or any other written or oral statements made by AXA, XL Group or on AXA’s or XL Group’s behalf may include forward-looking statements that reflect their respective current views with respect to future events and financial or operational performance. Such statements include forward-looking statements both with respect to AXA or XL Group in general, and to the insurance and reinsurance sectors in particular (both as to underwriting and investment matters). Statements that include the words “expect,” “estimate,” “intend,” “plan,” “believe,” “project,” “anticipate,” “may,” “could,” or “would” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the PSLRA or otherwise.
The proposed transaction is subject to risks and uncertainties and factors that could cause AXA’s or XL Group’s actual results to differ, possibly materially, from those in the specific projections, goals, assumptions and statements include, but are not limited to (i) that AXA and XL Group may be unable to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived, including the failure to obtain XL Group shareholder approval for the proposed transaction or that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; (ii) uncertainty as to the timing of completion of the proposed transaction; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (iv) risks related to disruption of AXA’s or XL Group’s management’s attention from ongoing business operations due to the proposed transaction; (v) the effect of the announcement of the proposed transaction on AXA or XL Group’s relationships with their respective clients, operating results and business generally; and (vi) the outcome of any legal proceedings to the extent initiated against AXA, XL Group or others following the announcement of the proposed transaction, as well as AXA’s and XL Group’s management teams’ response to any of the aforementioned factors.
Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors. Please refer to Part 4 - “Risk factors and risk management” of AXA’s Registration Document for the year ended December 31, 2016, for a description of certain important factors, risks and uncertainties that may affect AXA’s business and/or results of operations and to XL Group’s recent annual report on Form 10-K available on XL Group’s website. Neither AXA nor XL Group undertakes any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise, except as part of applicable regulatory or legal obligations.
The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein or elsewhere.
ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT
This press release may be deemed to be solicitation material in respect of the proposed transaction between XL Group and AXA. In connection with the proposed transaction, XL Group will file with the United States Securities and Exchange Commission (“SEC”) a proxy statement on Schedule 14A and may file or furnish other documents with the SEC regarding the proposed transaction. This press release is not a substitute for the proxy statement or any other document which XL Group or AXA may file with the SEC or send to shareholders in connection with the proposed transaction. INVESTORS IN AND SECURITY HOLDERS OF XL Group ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR FURNISHED OR WILL BE FILED OR WILL BE FURNISHED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.
Investors and security holders may obtain free copies of the proxy statement (when available) and other documents filed with or furnished to the SEC through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations departments of XL Group or AXA. Investors and security holders may obtain free copies of the proxy statement (when available) and other documents filed with or furnished to the SEC by XL Group or AXA through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations departments of XL Group or AXA.
PARTICIPANTS IN THE SOLICITATION
XL Group and its directors and executive officers, and AXA and its directors and executive officers may be deemed to be participants in the solicitation of proxies from XL Group’s shareholders in connection with the proposed transaction. Information regarding XL Group’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in XL Group’s annual proxy statement filed with the SEC on April 5, 2017, XL Group’s Current Report on Form 8-K filed with the SEC on October 26, 2017 and XL Group’s Current Report on Form 8-K filed with the SEC on February 20, 2018. Information about the directors and executive officers of AXA is set forth on its website at axa.com. A more complete description will be available in the proxy statement on Schedule 14A. You may obtain free copies of these documents as described in the preceding paragraph filed, with or furnished to the SEC. All such documents, when filed or furnished, are available free of charge at the SEC’s website (www.sec.gov) or by directing a request to XL Group or AXA at the Investor Relations contacts above.

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